Ares Acquisition Corporation

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

October 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Eiko Yaoita Pyles

   Kevin Stertzel

   Eranga Dias

   Evan Ewing

Re:	Ares Acquisition Corporation
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-269400

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ares Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 13, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Philippa Bond of Kirkland & Ellis LLP at (310) 552-4222 or pippa.bond@kirkland.com or H. Thomas Felix of Kirkland & Ellis LLP at (310) 552-4234 or tommy.felix@kirkland.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
ARES ACQUISITION CORPORATION
/s/ Anton Feingold
Name: Anton Feingold
Title: Secretary